Exhibit 5

Industry Guide 3 - Return on Equity and Assets Ratios

	For the Year-Ended October 2021	For the Year-Ended October 2020	For the Year-Ended October 2019
Return on Assets	0.96%	0.70%	0.90%
Return on Equity	18.6%	14.2%	16.8%
Dividend Payout Ratio	39%	55%	46%
Equity to Asset Ratio	5.49%	5.19%	5.64%